EXHIBIT 99.1
[REDACTED VERSION]
SECOND AMENDING AGREEMENT
TO
AMENDED AND RESTATED CREDIT AGREEMENT
BETWEEN:
PENGROWTH ENERGY CORPORATION
(AS BORROWER)
- and -
THE FINANCIAL INSTITUTIONS
NAMED ON THE SIGNATURE PAGES HERETO
(IN THEIR CAPACITIES AS LENDERS)
- and -
ROYAL BANK OF CANADA
(AS ADMINISTRATIVE AGENT)
- and -
RBC CAPITAL MARKETS
(AS LEAD ARRANGER AND SOLE BOOKRUNNER)
- and -
BANK OF MONTREAL
(AS SYNDICATION AGENT)
- and -
THE BANK OF NOVA SCOTIA,
CANADIAN IMPERIAL BANK OF COMMERCE and
THE TORONTO-DOMINION BANK
(AS CO-DOCUMENTATION AGENTS)
February 9, 2017
Blake, Cassels & Graydon LLP
Torys LLP

SECOND AMENDING AGREEMENT
THIS AGREEMENT is made as of February 9, 2017
BETWEEN:
PENGROWTH ENERGY CORPORATION, a corporation subsisting under the laws of the Province of Alberta (hereinafter referred to as the "Borrower"),
OF THE FIRST PART,
- and -
THE FINANCIAL INSTITUTIONS NAMED ON THE SIGNATURE PAGES HERETO (hereinafter referred to collectively as the "Lenders" and individually as a "Lender"),
OF THE SECOND PART,
- and -
ROYAL BANK OF CANADA, a Canadian chartered bank, as agent of the Lenders (hereinafter referred to as the "Agent"),
OF THE THIRD PART.
WHEREAS the parties hereto have agreed to amend and supplement certain provisions of the Credit Agreement as hereinafter set forth;
NOW THEREFORE THIS AGREEMENT WITNESSES that in consideration of the covenants and agreements herein contained and other good and valuable consideration, the receipt and sufficiency of which are hereby conclusively acknowledged by each of the parties hereto, the parties hereto covenant and agree as follows:
1.	Interpretation
1.1	In this Agreement and the recitals hereto, unless something in the subject matter or context is inconsistent therewith:
"2007 Note Purchase Agreement" means the note purchase agreement dated as of July 26, 2007 between the Borrower (by its amalgamation predecessor Pengrowth Corporation) and the noteholders party thereto, as amended and as confirmed and assumed by the Borrower pursuant to a confirmation and assumption dated as of January 1, 2011.
"2007 Senior Notes" means the U.S. $400,000,000 6.35% senior notes due July 26, 2017 issued pursuant to the 2007 Note Purchase Agreement.
"2008 Note Purchase Agreement" means the note purchase agreement dated as of August 21, 2008 between the Borrower (by its amalgamation predecessor Pengrowth Corporation) and the noteholders party thereto, as amended and as confirmed and assumed by the Borrower pursuant to a confirmation and assumption dated as of January 1, 2011.
"2008 Senior Notes" means, collectively, the U.S. $265,000,000 6.98% senior notes due August 21, 2018 and the Cdn. $15,000,000 6.61% senior notes due August 21, 2018, each issued pursuant to the 2008 Note Purchase Agreement.

"2010 Note Purchase Agreement" means the note purchase agreement dated as of May 11, 2010 between the Borrower (by its amalgamation predecessor Pengrowth Corporation) and the noteholders party thereto, as amended and as confirmed and assumed by the Borrower pursuant to a confirmation and assumption dated as of January 1, 2011.
"2010 Senior Notes" means the U.S. $115,500,000 5.98% senior notes due May 11, 2020 issued pursuant to the 2010 Note Purchase Agreement.
"2012 Note Purchase Agreement" means the note purchase agreement dated as of October 18, 2012 between the Borrower and the noteholders party thereto, as amended.
"2012 Senior Notes" means, collectively, the U.S. $35,000,000 3.49% senior notes due October 18, 2019, the U.S. $105,000,000 4.07% senior notes due October 18, 2022, the U.S. $195,000,000 4.17% senior notes due October 18, 2024, the £15,000,000 3.45% senior notes due October 18, 2019 and the Cdn. $25,000,000 4.74% senior notes due October 18, 2022, each issued pursuant to the 2012 Note Purchase Agreement.
"Agreement" means this agreement, as amended, modified, supplemented or restated from time to time.
"Credit Agreement" means the amended and restated credit agreement dated as of March 30, 2015 between the Borrower, the Lenders and the Agent, as amended by a first amending agreement made as of December 10, 2015.
"Existing Senior Notes" means, collectively, the 2007 Senior Notes, the 2008 Senior Notes, the 2010 Senior Notes and the 2012 Senior Notes.
1.2	Capitalized terms used herein without express definition shall have the same meanings herein as are ascribed thereto in the Credit Agreement.
1.3	The division of this Agreement into Sections and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement. Unless the context otherwise requires, references herein to "Sections" are to Sections of this Agreement. The terms "this Agreement", "hereof", "hereunder" and similar expressions refer to this Agreement and not to any particular Section or other portion hereof and include any agreements supplemental hereto.
1.4	This Agreement shall be governed by and construed in accordance with the laws of the Province of Alberta and the federal laws of Canada applicable therein.
2.	Agreements and Acknowledgements
2.1	Changes to Definitions
Section 1.1 of the Credit Agreement is hereby amended by:
(a)	deleting therefrom the definitions of “Consolidated Senior Debt to Capitalization Ratio”, “Total Capitalization” and “Shareholders’ Equity”; and
(b)	adding therein the following definition in the applicable alphabetical order:
“[Redacted - Area name] Properties” means the Petroleum and Natural Gas Rights of the Borrower (including wellheads, facilities and other tangible property related directly thereto) located in the geographic area encompassed by the boundary outlined in red on the map attached as Appendix “A” to the second amending agreement to this Agreement dated February 9, 2017.

2.2	Asset Sale/Commitment Reduction
Section 8.1 of the Credit Agreement is amended effective March 30, 2017 by (a) deleting the word “and” at the end of clause (t) thereof; (b) deleting the “.” at the end of clause (u) thereof and replacing it with “; and”; and (c) adding the following as a new section (v) at the end thereof:
“(v) Sale of [Redacted - Area name] Properties and Commitment Reduction: if any disposition of the [Redacted - Area name] Properties is made (i) the Borrower shall promptly (but for certainty, subject to and consistent with the requirements of the Existing Senior Notes) use the net cash proceeds received by it therefrom (after taking into account legal, accounting, investment banking, tax and other fees and reserves related thereto) to repay outstanding obligations under the Existing Senior Notes (provided that the allocation of such repayments amongst the Existing Senior Notes shall be as the Borrower determines), and (ii) upon the later of such repayment and March 30, 2017, the Total Commitment shall automatically be reduced to Cdn. $750,000,000 (with the Commitment of each Lender to be reduced proportionally).”
2.3	Changes to Financial Covenants
Section 8.3(c) of the Credit Agreement is hereby deleted and replaced with the following:
“(c)            [Intentionally Deleted];”
2.4	Compliance Certificate
The text of clause 8 of Schedule F to the Credit Agreement is hereby deleted and replaced with: “[Intentionally Deleted.]”.
2.5	Financial Covenant Change Effective Date
Notwithstanding anything else set forth in the Credit Agreement or this Agreement, the changes set out in Sections 2.1, 2.3 and 2.4 above are made effective as of December 30, 2016.
3.	Representations and Warranties
The Borrower hereby represents and warrants as follows to each Lender and the Agent and acknowledges and confirms that each Lender and the Agent is relying upon such representations and warranties:
(a)	Capacity, Power and Authority
(i)	It is duly amalgamated and is validly subsisting under the laws of the Province of Alberta and has all the requisite corporate capacity, power and authority to carry on its business as presently conducted and to own its property; and
(ii)	It has the requisite corporate capacity, power and authority to execute and deliver this Agreement.
(b)	Authorization; Enforceability
It has taken or caused to be taken all necessary action to authorize, and has duly executed and delivered, this Agreement, and this Agreement is a legal, valid and binding obligation of it enforceable against it in accordance with its terms, subject to applicable bankruptcy, reorganization, winding up, insolvency, moratorium or other laws of general application affecting the enforcement of creditors' rights generally and to the equitable and statutory powers of the courts having jurisdiction with respect thereto.

(c)	Compliance with Other Instruments
The execution, delivery and performance by the Borrower of this Agreement and the consummation of the transactions contemplated herein do not conflict with, result in any breach or violation of, or constitute a default under the terms, conditions or provisions of its articles, by-laws or other constating documents or any unanimous shareholder agreement relating to, the Borrower or of any law, regulation, judgment, decree or order binding on or applicable to the Borrower or to which its property is subject or of any agreement, lease, licence, permit or other instrument to which the Borrower is a party or is otherwise bound or by which any of them benefits or to which any of their property is subject and do not require the licence, consent or approval of or advance notice to or advance filing with any governmental agency or regulatory authority.
(d)	Credit Agreement Representations and Warranties
Each of the representations and warranties of the Borrower set forth in Section 2.1 of the Credit Agreement is true and accurate in all material respects as of the date hereof other than any representations and warranties which expressly speak of an earlier date.
(e)	No Default
No Default or Event of Default has occurred or is continuing or shall result from or exist immediately after the coming into effect of the agreements and supplements to the Credit Agreement contemplated hereby.
(f)	Subsidiaries
The Borrower has no Subsidiaries other than Pengrowth U.S. Corporation and Pengrowth Energy Marketing Corporation and there are no Designated Subsidiaries.

(g)	Consolidated Tangible Assets of the Loans Parties
The Consolidated Tangible Assets of the Loan Parties (determined on an unconsolidated basis and excluding inter-company items) is not less than 85% of the Consolidated Tangible Assets of the Borrower.
(h)	Other Guarantees
No Subsidiary has provided any guarantee in favour of any note purchasers under any note purchase agreements then in effect with the Borrower as note issuer.
The representations and warranties set out in this Agreement shall survive the execution and delivery of this Agreement, notwithstanding any investigations or examinations which may be made by or on behalf of the Agent, the Lenders or Lenders' legal counsel. Such representations and warranties shall survive until the Credit Agreement has been terminated.
4.	Confirmation of Credit Agreement and other Loan Documents
The Credit Agreement and the other Loan Documents to which the Borrower is a party and all covenants, terms and provisions thereof, except as expressly amended and supplemented by this Agreement, shall be and continue to be in full force and effect and the Credit Agreement as amended and supplemented by this Agreement and each of the other Loan Documents to which the Borrower is a party is hereby ratified and confirmed and shall from and after the date hereof continue in full force and effect as herein amended and supplemented, with such agreements and supplements being effective from and as of the date hereof.

5.	Further Assurances
The parties hereto shall from time to time do all such further acts and things and execute and deliver all such documents as shall be reasonably required in order to effect the full intent of and fully perform and carry out the terms of this Agreement.
6.	Enurement
This Agreement shall enure to the benefit of and shall be binding upon the parties hereto and their respective successors and permitted assigns.
7.	Time of Essence
Time shall be of the essence of this Agreement.
8.	Counterparts
This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original and all of which taken together shall be deemed to constitute one and the same instrument, and it shall not be necessary in making proof of this Agreement to produce or account for more than one such counterpart. Such executed counterparts may be delivered by facsimile or other electronic transmission and, when so delivered, shall constitute a binding agreement of the parties hereto.
[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF the parties hereto have executed this Agreement.
BORROWER:

PENGROWTH ENERGY CORPORATION

By:	[Signed]
Name:
Title:

By:	[Signed]
Name:
Title:

LENDERS:

[Redacted – Names of Executing Lenders]

APPENDIX “A”

[REDACTED - AREA NAME] PROPERTIES

(See attached map)
[Redacted – Map of Properties]